Exhibit 99.1

Vipshop Reports Fourth Quarter and Full Year 2012 Financial Results

Achieves Net Profit of US$6.3 Million

4Q12 Net Revenues Up 184.8% YOY

4Q12 Gross Margin Increased to 22.9%

Conference Call to be Held at 8:00 AM U.S. Eastern Time on February 22, 2013

Guangzhou, China, February 21, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced its unaudited financial results for the quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•                  Net revenues increased by 184.8% over the prior year period to US$299.6 million, primarily attributable to a 176.9% increase in the number of active customers1 from 934,000 to 2.6 million and a 191.2% increase in total orders2 from 3.0 million to 8.8 million.

•                  Gross margin increased to 22.9% from 20.0% in the prior year period and 22.3% in the third quarter of 2012.

•                  Non-GAAP income from operations3 was US$7.2 million, as compared to a non-GAAP loss from operations of US$11.1 million in the prior year period. Non-GAAP operating income margin4 was 2.4%, compared to a non-GAAP operating loss margin of 10.6% in the prior year period and a non-GAAP operating loss margin of 0.7% in the third quarter of 2012.

•                  Net income attributable to ordinary shareholders was US$6.3 million, compared to a net loss attributable to ordinary shareholders of US$63.5 million in the prior year period. Net income margin was 2.1%, compared to a net loss margin of 60.4% in the prior year period and a net loss margin of 0.9% in the third quarter of 2012.

•                  Non-GAAP net income attributable to ordinary shareholders5 was US$8.1 million compared to a non-GAAP net loss of US$11.2 million in the prior year period. Non-GAAP net income margin6 was 2.7% compared with a non-GAAP net loss margin of 10.6% in the prior year period and a non-GAAP net income margin of 0.4% in the third quarter of 2012.

Full Year 2012 Highlights

•                  Net revenues increased by 204.7% for the full year of 2012 to US$692.1 million, primarily attributable to a 175.7% increase in the number of active customers from 1.5 million to 4.1 million and a 201.5% increase in total orders from 7.3 million to 21.9 million.

•                  Gross margin increased to 22.3% from 19.1% in the prior year.

•                  Non-GAAP loss from operations decreased to US$4.3 million from US$33.0 million in the prior year. Non-GAAP operating loss margin improved to 0.6% from 14.5% in the prior year.

•                  Net loss attributable to ordinary shareholders decreased to US$9.5 million from US$156.5 million in the prior year period. Net loss margin improved to 1.4% from 68.9% in the prior year period.

1  Active customers are defined as any registered member who has purchased products from the Company at least once during the period.

2  Total orders are defined as the total number of orders placed during the period.

3  Non-GAAP income/(loss) from operations is a non-GAAP financial measure, which is defined as income/(loss) from operations excluding share-based compensation expenses.

4  Non-GAAP operating income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP income/(loss) from operations as a percentage of net revenues.

5  Non-GAAP net income/(loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

6  Non-GAAP net income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income /(loss) attributable to ordinary shareholders as a percentage of net revenues.

•                  Non-GAAP net loss attributable to ordinary shareholders was US$1.9 million compared to a non-GAAP net loss of US$82.6 million in the prior year. Non-GAAP net loss margin was 0.3% compared with a non-GAAP net loss margin of 36.3% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very proud of achieving another major milestone by reaching GAAP profitability in the fourth quarter of 2012. Over the past year of being a publicly traded company, we have successfully, consistently and now, profitably executed upon an e-commerce model that is significantly differentiated from other industry players. As compared to conventional on-line marketplaces or large-scale multi-category online retailers, we have successfully created and proven there is a third e-commerce model that can provide tremendous scale and profitability.  By providing special offers and deep discounts on branded products, we have pioneered the online discount retail model in China and become the expert and leader trusted by our customers and brand partners alike.  The success of our model is evidenced by the fact that we more than tripled our revenues in 2012 and significantly expanded our customer base, brand partnerships, sales volume and fulfillment capabilities. As we continue to grow, we will remain focused on improving our special offers and shopping experience for customers, expanding our logistics platform that is unique to our business model, cementing brand partnerships, and strengthening our specialized merchandising expertise.  These advantages will further increase the significant barriers to entry and expand our leadership in China’s booming online retail market.”

Mr. Donghao Yang, CFO of Vipshop, commented, “We are pleased with our exceptional growth in both top line and bottom line, which exceeded consensus estimates. Our continued efforts in optimizing and expanding our product offerings allowed us to further leverage the scale effects inherent in our business in attracting online shoppers and brands. Looking forward, we see expanding market opportunities ahead of us driven by China’s growing population of online shoppers eager to buy branded products at bargain prices. Through our increased scale and improved operational efficiency, we remain confident in our capabilities to keep up with this surging demand, while delivering sustainable growth over the years to come.”

Fourth Quarter 2012 Financial Results

NET REVENUES

Net revenues for the fourth quarter of 2012 increased by 184.8% to US$299.6 million from US$105.2 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the fourth quarter of 2012 increased by 176.9% to 2.6 million from approximately 934,000 in the prior year period. The number of total orders for the fourth quarter of 2012 increased by 191.2% to 8.8 million from 3.0 million in the prior year period.  This increase was primarily due to the Company’s continued efforts to optimize brand and product selection, increase the number of sales events and increase the number of SKUs available on its website. In addition, the Company’s regional warehouse expansion into Shanghai, Chengdu and Beijing has enhanced its ability to accommodate increased demand from end customers.

GROSS PROFIT

Gross profit for the fourth quarter of 2012 increased by 227.4% to US$68.7 million from US$21.0 million in the prior year period. This reflects both the significant increase in net revenues as well as continued margin expansion. Gross margin increased to 22.9% in the fourth quarter of 2012 from 20.0% in the prior year period and 22.3% in the third quarter of 2012. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2012 decreased by 24.4% to US$64.1 million from US$84.8 million in the prior year period, primarily due to decreased share-based compensation charges, offset by an increase in fulfillment, marketing, technology and content and general and administrative expenses in line with the increased net revenues. As a percentage of net revenues, total operating expenses decreased to 21.4% from 80.6% in the prior year period and 24.7% in the third quarter of 2012.

•                  Fulfillment expenses increased by 90.9% to US$37.4 million from US$19.6 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of net revenues, fulfillment expenses decreased to 12.5% from 18.6% in the prior year period and 13.9% in the third quarter of 2012, which reflects the Company’s strategy of shifting towards using regional and local delivery services and capacity expansion of regional warehouses. The sequential improvement in fulfillment expenses as a percentage of net revenues also reflected the seasonality associated with increased average revenue per order due to higher priced winter season products.

•                  Marketing expenses increased by 85.9% to US$12.5 million from US$6.7 million in the prior year period. As a percentage of net revenues, marketing expenses decreased to 4.2% from 6.4% in the prior year period and 4.7% in the third quarter of 2012, demonstrating the Company’s ability to control marketing expenses by retaining repeat customers and achieving high growth of new customers through word-of-mouth referrals.

•                  Technology and content expenses increased by 112.5% to US$6.3 million from US$3.0 million in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT systems to better support future growth. As a percentage of net revenues, technology and content expenses remained stable at 2.1% compared with 2.8% in the prior year period and 2.1% in the third quarter of 2012.

•                  General and administrative expenses decreased by 85.8% to US$7.9 million from US$55.5 million in the prior year period, primarily due to decreased share-based compensation expenses. As a percentage of net revenues, general and administrative expenses decreased to 2.6% compared with 52.8% in the prior year period and 4.1% in the third quarter of 2012, reflecting the effect of the decrease in share-based compensation expenses, the Company’s increased operational leverage as well as continued cost-control efforts.

Income from operations was US$5.4 million, compared to a loss from operations of US$63.5 million in the prior year period reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating income margin was 1.8%, compared to an operating loss margin of 60.3% in the prior year period and an operating loss margin of 2.1% in the third quarter of 2012.

Non-GAAP income from operations, which excludes the impact of share-based compensation expense, was US$7.2 million, compared to a non-GAAP loss from operations of US$11.1 million in the prior year period.  Non-GAAP operating income margin was 2.4%, compared to a non-GAAP operating loss margin of 10.6% in the prior year period and a non-GAAP operating loss margin of 0.7% in the third quarter of 2012.

NET INCOME/LOSS

Net income attributable to ordinary shareholders was US$6.3 million, compared to a net loss attributable to ordinary shareholders of US$63.5 million in the prior year period. Net income margin was 2.1%, compared with a net loss margin of 60.4% in the prior year period and from a net loss margin of 0.9%

from the third quarter of 2012. Net income attributable to ordinary shareholders per diluted ADS7 was US$0.12, compared to a net loss attributable to ordinary shareholders per diluted ADS of US$2.75 in the prior year period.

Non-GAAP net income attributable to ordinary shareholders, which excludes share-based compensation expenses, was US$8.1 million compared to a non-GAAP net loss of US$11.2 million in the prior year period. Non-GAAP net income margin was 2.7% compared with a non-GAAP net loss margin of 10.6% in the prior year period and a non-GAAP net income margin of 0.4% from the third quarter of 2012. Non-GAAP net income attributable to ordinary shareholders per diluted ADS was US$0.16 in the fourth quarter of 2012 compared to a non-GAAP net loss attributable to ordinary shareholders per diluted ADS of US$0.48 in the prior year period.

For the quarter ended December 31, 2012, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 52,514,478.

As of December 31, 2012, the Company had cash and cash equivalents of US$124.5 million and held-to-maturity securities of US$86.1 million.

For the fourth quarter of 2012, net cash from operating activities was US$86.0 million.

Full Year 2012 Financial Results

Net revenues increased by 204.7% year-over-year for the full year of 2012 to US$692.1 million, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the full year of 2012 increased by 175.7% to 4.1 million from 1.5 million in the prior year. The number of total orders for the full year of 2012 increased by 201.5% to 21.9 million from 7.3 million in the prior year. This increase was primarily due to the Company’s addition of several regional sub-sites in 2011, as well as continued efforts to optimize brand and product selection, increase the number of sales events and increase the number of SKUs available on its website. In addition, the Company’s regional warehouse expansion into Shanghai, Chengdu and Beijing has enhanced its ability to accommodate increased demand from end customers.

Gross profit increased by 256.4% to US$154.5 million for the full year of 2012 from US$43.3 million in the prior year. Gross margin increased to 22.3% from 19.1% in the prior year. This increase was attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

Loss from operations for the full year of 2012 decreased by 88.8% to US$11.9 million from US$106.9 million in the prior year, reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating loss margin improved to 1.7% from 47.1% in the prior year.

Non-GAAP loss from operations for the full year of 2012 decreased to US$4.3 million from US$33.0 million in the prior year. Non-GAAP operating loss margin improved to 0.6% from 14.5% in the prior year.

Net loss attributable to ordinary shareholders decreased to US$9.5 million from US$156.5 million in the prior year. Net loss margin improved to 1.4% from 68.9% in the prior year. Net loss attributable to

7 “ADS” is American Depositary Share. Each ADS represents two ordinary shares.

ordinary shareholders per diluted ADS was US$0.21, compared to a net loss attributable to ordinary shareholders per diluted ADS of US$6.77 in the prior year.

Non-GAAP net loss attributable to ordinary shareholders decreased to US$1.9 million from US$82.6 million in the prior year. Non-GAAP net loss margin improved to 0.3% from 36.3% in the prior year. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS was US$0.04 compared to a non-GAAP net loss attributable to ordinary shareholders per diluted ADS of US$3.57 in the prior year.

For the full year ended December 31, 2012, the Company’s weighted average number of ADSs used in computing diluted loss per ADS was 44,424,603.

Business Outlook

For the first quarter of 2013, the Company expects its net revenues to be between US$265 million and US$270 million, representing a year-over-year growth rate of approximately 162% to 167%. These forecasts take into consideration the seasonality associated with the Chinese New Year holiday period and reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Friday, February 22, 2013 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year of 2012.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#94462443

The replay will be accessible through March 1, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#94462443

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net income/(loss) attributable to ordinary shareholders per diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income (loss) margin, and non-GAAP operating income/ (loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/ (loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues.  Non-GAAP net income/ (loss) margin is non-GAAP net income /(loss) attributable to ordinary shareholders as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In US dollars, except for share data)

	Three Months Ended			Twelve Months Ended
	December 31,2011	December 31,2012	September 30,2012	December 31,2010	December 31,2011	December 31,2012
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)

Net revenues	105,205,829	299,626,573	155,944,583	32,582,115	227,142,876	692,112,964
Cost of goods sold	(84,211,219)	(230,893,516)	(121,180,318)	(29,374,315)	(183,801,334)	(537,637,860)
Gross profit	20,994,610	68,733,057	34,764,265	3,207,800	43,341,542	154,475,104
Operating expenses
Fulfillment expenses*	(19,592,188)	(37,402,282)	(21,703,487)	(5,809,118)	(45,478,327)	(96,523,444)
Marketing expenses	(6,721,359)	(12,495,522)	(7,310,957)	(2,438,066)	(15,253,325)	(32,272,629)
Technology and content expenses	(2,981,439)	(6,336,055)	(3,218,857)	(562,120)	(5,516,361)	(14,644,113)
General and administrative expenses	(55,510,374)	(7,888,972)	(6,321,337)	(2,843,583)	(84,575,539)	(25,541,812)
Total operating expenses	(84,805,360)	(64,122,831)	(38,554,638)	(11,652,887)	(150,823,552)	(168,981,998)
Other income	327,199	813,545	538,739	78,675	564,182	2,563,321
Income (loss) from operations	(63,483,551)	5,423,771	(3,251,634)	(8,366,412)	(106,917,828)	(11,943,573)
Interest expense	(287,576)	(969)	(1,197)	—	(494,509)	(222,868)
Interest income	103,772	1,643,898	1,372,350	564	122,437	3,558,013
Exchange (loss) gain	142,428	(10,725)	424,454	—	18,375	(157,473)
Income (loss) before income taxes	(63,524,927)	7,055,975	(1,456,027)	(8,365,848)	(107,271,525)	(8,765,901)
Income tax expenses	—	(706,173)	—	—	—	(706,173)
Net income (loss)	(63,524,927)	6,349,802	(1,456,027)	(8,365,848)	(107,271,525)	(9,472,074)
Deemed dividend on issuance of Series A Preferred Shares	—	—	—	—	(49,214,977)	—
Net income (loss) attributable to ordinary shareholders	(63,524,927)	6,349,802	(1,456,027)	(8,365,848)	(156,486,502)	(9,472,074)

Weighted average numbers of shares used in calculating earnings (loss) per share:
—Basic	46,255,574	101,183,145	101,139,801	47,775,000	46,255,574	88,849,206
—Diluted	46,255,574	105,028,955	101,139,801	47,775,000	46,255,574	88,849,206

Net earnings (loss) per share
—Basic	(1.37)	0.06	(0.01)	(0.18)	(3.38)	(0.11)
—Diluted	(1.37)	0.06	(0.01)	(0.18)	(3.38)	(0.11)

Net earnings (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(2.75)	0.12	(0.03)	(0.35)	(6.77)	(0.21)
—Diluted	(2.75)	0.12	(0.03)	(0.35)	(6.77)	(0.21)

*Including shipping and handling expenses, which amounted US$13 million, US$19 million and US$13 million in the three month periods ended December 31, 2011, December 31, 2012 and September 30, 2012, respectively.

				*Including shipping and handling expenses, which amounted US$4 million, US$29 million and US$54 million in the three month periods ended December 31, 2010, 2011 and 2012, respectively.

Net loss	(63,524,927)	6,349,802	(1,456,027)	(8,365,848)	(107,271,525)	(9,472,074)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(218,493)	628,902	274,895	(195,771)	(569,628)	994,606
Comprehensive loss	(63,743,420)	6,978,704	(1,181,132)	(8,561,619)	(107,841,153)	(8,477,468)

	Three Months Ended			Twelve Months Ended
	December 31,2011	December 31,2012	September 30,2012	December 31,2010	December 31,2011	December 31,2012
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	225,047	78,229	79,090	—	297,095	292,866
Marketing expenses	168,497	81,449	30,203	—	184,404	169,100
Technology and content expenses	595,149	263,332	258,947	—	729,420	897,133
General and administrative expenses	51,352,722	1,370,327	1,728,329	—	72,716,983	6,237,850
Total	52,341,415	1,793,337	2,096,569		73,927,902	7,596,949

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2011	As of December 31, 2012
	USD	USD
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,954,778	124,472,629
Restricted deposits	14,214,585	—
Held-to-maturity securities	—	86,097,191
Accounts receivable	4,150,664	6,990,560
Amounts due from related parties	2,101,853	177,237
Other receivables	9,410,481	9,993,887
Inventories	69,742,200	143,963,931
Advance to suppliers	12,626,286	9,569,795
Prepaid expenses	1,077,194	686,876
Total current assets	158,278,041	381,952,106
NON-CURRENT ASSETS
Property and equipment, net	9,148,162	12,637,567
Deposits for property and equipment	—	4,322,217
Other assets	9,117	5,230
Total non-current assets	9,157,279	16,965,014
TOTAL ASSETS	167,435,320	398,917,120

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $2,243,711 and $101,556 as of December 31, 2011 and December 31,2012 , respectively)	88,020,376	193,455,827
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $15,378,465 and $55,948,713 as of December 31, 2011 and December 31,2012 , respectively)	15,381,357	55,948,713
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $11,825,417 and $24,908,418 as of December 31, 2011 and December 31,2012 , respectively)	26,666,502	52,676,443
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $2,992,516 and 789,057 as of December 31, 2011 and December 31,2012 , respectively)	3,797,508	1,335,756
Deferred income (Including deferred income of the VIE without recourse to the Company of $2,569,655 and $10,850,319 as of December 31, 2011 and December 31,2012 , respectively)	2,569,655	12,917,567
Bank borrowings	12,710,720	—
Total current liabilities	149,146,118	316,334,306
Total liabilities	149,146,118	316,334,306

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 46,234,659 and 101,284,881 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	4,624	10,128
Series A Preferred Shares (US$0.0001 par value, 20,212,500 shares authorized, issued and outstanding as of December 31, 2011)	20,113,898	—
Series B Preferred Shares (US$0.0001 par value, 8,166,667 shares authorized, issued and outstanding as of December 31, 2011)	41,147,021	—
Additional paid-in capital	124,341,953	258,368,448
Accumulated losses	(166,553,261)	(176,025,335)
Accumulated other comprehensive income (loss)	(765,033)	229,573
Total shareholders’ equity	18,289,202	82,582,814
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	167,435,320	398,917,120

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2011	December 31,2012	September 30,2012	December 31,2010	December 31,2011	December 31,2012
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Income (loss) from operations	(63,483,551)	5,423,771	(3,251,634)	(8,366,412)	(106,917,828)	(11,943,573)
Share-based compensation expenses	52,341,415	1,793,337	2,096,569	—	73,927,902	7,596,949
Non-GAAP income (loss) from operation	(11,142,136)	7,217,108	(1,155,065)	(8,366,412)	(32,989,926)	(4,346,624)

Net income (loss) attributable to ordinary shareholders	(63,524,927)	6,349,802	(1,456,027)	(8,365,848)	(156,486,502)	(9,472,074)
Share-based compensation expenses	52,341,415	1,793,337	2,096,569	—	73,927,902	7,596,949
Non-GAAP net income(loss) attributable to ordinary shareholders	(11,183,512)	8,143,139	640,542	(8,365,848)	(82,558,600)	(1,875,125)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per share:
—Basic	46,255,574	101,183,145	101,139,801	47,775,000	46,255,574	88,849,206
—Diluted	46,255,574	105,028,955	102,440,611	47,775,000	46,255,574	88,849,206

Non-GAAP net income (loss) per share
—Basic	(0.24)	0.08	0.01	(0.18)	(1.78)	(0.02)
—Diluted	(0.24)	0.08	0.01	(0.18)	(1.78)	(0.02)

Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.48)	0.16	0.01	(0.35)	(3.57)	(0.04)
—Diluted	(0.48)	0.16	0.01	(0.35)	(3.57)	(0.04)